Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Six Months Ended June 30,
	2013	2012
Computation of earnings
Pretax income (a)	$51,789	$64,417
Add:
Interest expense on indebtedness	11,259	10,710
Amortization of debt issue costs	810	847
Interest portion of rent expense (b)	3,955	3,547
Distributed income of equity investees	13,480	18,830
Earnings	$81,293	$98,351

Computation of fixed charges
Interest expense on indebtedness	$11,259	$10,710
Amortization of debt issue costs	810	847
Interest portion of rent expense (b)	3,955	3,547
Fixed charges	$16,024	$15,104

Ratio of earnings to fixed charges	5.07	6.51

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.